FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

9 November 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics October 2004 - 8 November 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 9 November, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics October 2004 - 8 November 2004

TRAFFIC AND CAPACITY STATISTICS - October 2004

Summary of the headline figures

In October 2004, passenger capacity, measured in Available Seat Kilometres, was 0.1 per cent above October 2003. Capacity was impacted by some two percentage points as a result of planned reductions to the schedule announced in September. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.8 per cent. This resulted in a passenger load factor up 1.2 points versus last year, to 74.2 per cent. The increase in traffic comprised an 0.8 per cent increase in premium traffic and a 2.0 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 14.2 per cent. Overall load factor rose by 2.9 points to 71.1 per cent.

Market conditions

Market conditions are broadly unchanged. All market segments remain price sensitive and yield declines are expected to continue. The total revenue outlook for the year to March 2005 is unchanged with a 2-3 per cent improvement driven by volume increases.

Fuel costs net of hedging are now expected to be some £245 million more than last year (up £20 million from our last estimate). Passenger and cargo fuel surcharges forecast at £160 million for this year partially offset this increase.

Strategic Developments

As a result of the continued rise in oil, British Airways increased its fuel surcharge from £6 to £10 per sector on longhaul flights and from £2.50 to £4 per sector on shorthaul flights.

British Airways announced that Denise Kingsmill, CBE, was joining the Board as a Non-Executive Director from 1 November, 2004. She formerly chaired the Department of Trade and Industry's Accounting for People Task Force and was Deputy Chairman of the Competition Commission. A lawyer, she is also a non-executive director of the Home Office and chairs the Advisory Forum for Laing O'Rourke plc.

The US State Department introduced new passport rules and security measures for all customers flying into the USA.

The airline took delivery of its first Airbus A321 194 seater aircraft, which will operate on shorthaul high-density routes from Terminal 4 at London Heathrow.

A trial has shown that 47% of all British Airways customers checking-in online at London City Airport print their own boarding passes before leaving for the airport. The trial is to be extended for a further two months.

November 8, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of October				Financial year to date
						April through October
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2019	2079	-2.9		14852	14928	-0.5
Americas	571	586	-2.5		4421	4289	+3.1
Asia Pacific	148	138	+7.1		971	809	+20.1
Africa and Middle East	256	239	+7.0		1751	1568	+11.6
Total	2994	3042	-1.6		21995	21593	+1.9

Revenue passenger km (m)
UK/Europe	1808	1778	+1.7		13422	12897	+4.1
Americas	3841	3913	-1.9		29557	28666	+3.1
Asia Pacific	1526	1448	+5.3		9992	8621	+15.9
Africa and Middle East	1729	1608	+7.5		11630	10489	+10.9
Total	8904	8748	+1.8		64601	60673	+6.5

Available seat km (m)
UK/Europe	2644	2576	+2.6		18558	18130	+2.4
Americas	5115	5356	-4.5		37004	37193	-0.5
Asia Pacific	2008	1871	+7.4		13626	12174	+11.9
Africa and Middle East	2230	2185	+2.1		15422	14298	+7.9
Total	11998	11988	+0.1		84610	81794	+3.4

Passenger load factor (%)
UK/Europe	68.4	69.0	-0.6	pts	72.3	71.1	+1.2	pts
Americas	75.1	73.1	+2.0	pts	79.9	77.1	+2.8	pts
Asia Pacific	76.0	77.4	-1.4	pts	73.3	70.8	+2.5	pts
Africa and Middle East	77.5	73.6	+3.9	pts	75.4	73.4	+2.0	pts
Total	74.2	73.0	+1.2	pts	76.4	74.2	+2.2	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	461	404	+14.2		2877	2497	+15.2
Total RTK	1346	1275	+5.6		9318	8565	+8.8
Available tonne km (m)	1892	1871	+1.1		13245	12616	+5.0

Overall load factor (%)	71.1	68.2	+2.9	pts	70.4	67.9	+2.5	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602